RESPONSE BIOMEDICAL CORPORATION
SHORT-TERM INCENTIVE PLAN
(Approved by the Board of Directors April 3, 2007
and revised march 18, 2008)

Overview

The short-term incentive plan is an annual plan under which a cash incentive is paid to eligible employees following the end of the Company’s fiscal year. Incentive amounts will be based on the degree of achievement of corporate goals and objectives established at the beginning of the fiscal period.

Objectives

The objectives for the plan are to:

1.	ensure focus on critical Company objectives and goals that support the achievement of the Company’s mission;
2.	ensure alignment of both team and individual objectives and activities with those identified for the Company;
3.	ensure individual rewards are linked to the performance of the Company to predetermined goals and metrics; and,
4.	motivate and reward strong team and individual performance.

Corporate Goals

Corporate goals will consist of both financial and non-financial metrics. They will be established by the Senior Management Team and communicated throughout the Company at the beginning of the fiscal year. The Company reserves the right to revise corporate goals at any time, based on changing business needs.

Goals will be defined which directly align to the Company’s priorities in support of its mission to be an excellent developer and supplier of near-patient health critical tests that enable our commercial partners to be leaders in their markets.

Incentive Payment Amounts

The Senior Management Team will review Company and individual performance based on their contribution towards defined Company performance metrics. Recommendations for the amount of incentive to b paid to each employee each year will then be forwarded to the Board of Directors for final approval.

Company performance metrics will be reviewed monthly, as part of the Sales & Operations Planning process. Incentive payments will be calculated based on actual earnings during the year, and issued once final year-end results are available.

The Board will consider uncontrollable and unknown factors and changes to the business plan and targets in considering final incentive payments, with the intention of

1 of 2

ensuring that the plan is administered fairly and serves its ultimate purpose to focus and engage employees toward the achievement of the Company’s goals and achievement of its mission.

Eligible Employees

The plan will included all employees who:

  have successfully completed their 3-month probationary period as of December 31;
  are not under a performance improvement plan (i.e. under performance probation) at the time incentive payments are calculated; and, are actively employed by the Company on the date that the incentive payments are made (expected to be March of the following year).

Target Incentives

Market data has been reviewed to determine target incentive amounts. The percentages noted refer to the percent of base salary earned during the incentive period.

Position / Level	Target Incentive
CEO	30%
Vice-President	25%
Director	20%
Manager	15%
Supervisor/Team Lead	10%
Staff	5%

2 of 2